Exhibit 99.2

TITAN TRADING ANALYTICS INC. Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7 Telephone: (780) 438-1239 Fax: (780) 438-1249

TSX Venture Trading Symbol: TTA
NASD OTCBB Trading Symbol: TITAF

FOR IMMEDIATE RELEASE – Titan Trading Analytics Inc. Announces Appointment of Joseph Francese as Director

EDMONTON, ALBERTA - (October 20, 2009) – The Board of Directors of Titan Trading Analytics Inc. (TSX VENTURE: TTA) (OTCBB: TITAF) (“Titan”) is pleased to announce that Joseph Francese has been elected to the board of directors.  Mr. Francese will also serve as a member of Titan’s audit committee.

Mr. Francese is Chief Investment Officer (CIO) of PROFORMA Capital Inc. and along with his partners, manages two proprietary high income funds for Institutional and High Net Worth investors.  As CIO, Joe chairs the investment committee and is responsible for analyzing and monitoring existing and prospective investments, as well as developing investment strategies.  Prior to his role as CIO, Joe came with 15 years of experience working with high net worth investors consulting on over $100 million of investor assets during his advisory career.  Mr. Francese serves and advises several local charitable groups and is a Chartered Financial Analyst (CFA) Charterholder.

About Titan

Titan Trading Analytics Inc. is a premier software developer and through its wholly owned subsidiary, Titan Trading USA LLC, a provider of investment analysis, investment management and automated trading solutions for institutional investors and selected groups around the world. Titan Trading Analytics Inc has developed an electronic trading and financial analysis software platform designed to capture and analyze real-time market tick data and then execute trades based on the software’s Algorithmic calculations. This flagship product is a uniquely powerful and cutting edge automated trading platform. Titan Trading USA LLC utilizes these systems with proprietary models developed, tried and tested over many years to manage assets for selected groups in global markets. Titan has internally developed products and services that are at the forefront of the high growth global investment management and trading industry.

FOR FURTHER INFORMATION PLEASE CONTACT:
Titan Trading Analytics Inc.

Philip Carrozza, President
pcarrozza@titantrading.com

Ph. (780) 438-1239

www.titantrading.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.